Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna Releases Climate Change Position Statement

Vancouver, April 7, 2022: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it has published its Climate Change Position Statement, which articulates the Company’s approach to climate change along with its climate-related commitments. The statement can be found on the Company’s website.

Jorge A. Ganoza, President and CEO of Fortuna, commented, “The question is no longer whether climate change is a reality or if the transition to net zero emissions will occur. The real question is how to mobilize our resources to successfully participate in this collective effort to reduce greenhouse gas emissions and ensure the sustainable performance of our organization.” Mr. Ganoza added, “We look forward to the implementation of our 2022 Action Plan, an important step in Fortuna's climate change strategy.”

Fortuna recognizes that climate change is a major global challenge that could have significant impacts on its operations, host communities, the resources used in production and the economy and society in general. Climate change is a systemic risk with the potential to affect mine infrastructure and operations, the regulatory frameworks under which the Company operates and the demand for the metals produced. It is an increasingly important issue for Fortuna’s stakeholders, including those who are seeking to understand the impact of climate change initiatives within the companies in their investment portfolios.

Fortuna believes that the mining sector has a key role to play in reducing global greenhouse gas (GHG) emissions, as well as in supporting the transition to a lower carbon economy by supplying critical minerals and metals to advance low emission technologies and solutions.

Climate Change Priorities

Fortuna is committed to analyzing the risks and opportunities of climate change in its business activities, integrating climate change factors into its long-term strategic planning and developing short-term tactical climate change action plans. After conducting a Climate Change Materiality Assessment, the Company’s approach to climate change management will focus on three key pillars that have the greatest potential to influence the Company's value:

1.	Reduce GHG emissions by promoting resource efficiency and increasing the use of renewable energy sources.
2.	Build resilience to the physical risks of climate change at our operations and projects.
3.	Continuously improve the performance of our governance and climate change action plans based on climate change science, regulatory and voluntary frameworks and international standards.

Future Climate Change Work

In recognition that the development of a comprehensive and credible climate change strategy is an ongoing journey, the Company has developed a multi-year climate change strategy implementation roadmap which focuses on addressing gaps between existing practices and climate change best practices. Work to be conducted during 2022 includes:

1.	Formalizing climate-related governance processes and internal reporting on climate change factors.
2.	Formalizing climate-related metrics.
3.	Conducting the required analysis to enable the Company to set a credible GHG emissions reduction target, site-level energy audits, identification and prioritization of GHG emission reduction opportunities and associated pathways and internal capacity building.
4.	Evaluating opportunities for the strategic and controlled use of carbon offsets to complement our climate change actions plans.

Fortuna’s 2021 Sustainability Report to be published in the second quarter will provide additional details on the work the Company undertook in 2021 on climate change, its climate change performance and future priorities. This disclosure will be aligned with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD Recommendations) and the Sustainability Accounting Standards Board (SASB).

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:
Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the continued demand for the core minerals and metals that the Company produces; the Company’s ability to create stakeholder value; plans and ability to reduce the carbon footprint of the Company’s operations; the ability to promote resource efficiency and to increase the use of renewable energy sources; the ability to continuously improve the performance of the Company’s governance and climate change action plans; conducting the required analysis to enable the Company to set GHG emissions reductions targets; the Company's business strategy, plans and outlook; the future financial or operating performance of the Company; and anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, our ability to achieve our climate change goals and the impacts on our business; the availability of applicable technology on reasonable terms; changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; the risks associated with the completion of the Roxgold Acquisition, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; adverse changes in prices for gold, silver and other metals; the ability of the Company to obtain an extension of the San Jose environmental impact authorization ("EIA"), including the Company's success in challenging an alleged typographical error in the San Jose EIA received by the Company in December 2021 and in obtaining a permanent injunction or equivalent court protection to allow the continued operation of the San Jose mine pending the approval of an extension to the San Jose EIA; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to actual climate-change consequences; changes in climate change laws and regulations; adequate technology on reasonable terms; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 and other geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will obtain succeed in challenging the alleged typographical error in the December 2021 extension to the San Jose EIA; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.